Exhibit 99.4

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Announces Promotion of Paolo Galfetti to Chief Operating Officer

Geneva, Switzerland, October 14, 2022 – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (“Relief”), a Swiss, commercial-stage biopharmaceutical company identifying, developing and commercializing novel, patent protected products in selected specialty, rare and ultra-rare disease areas on a global basis, today announced that Paolo Galfetti has been promoted to Chief Operating Officer, effective October 14, 2022. Paolo will continue his responsibilities as CEO of APR Applied Pharma Research SA (“APR”) and as a member of Relief’s Board of Directors.

“Paolo has decades of experience in the pharmaceutical sector and has been an integral part of the Relief management team since the acquisition of APR last year, and this promotion to Chief Operating Officer is a testament to his leadership,” stated Raghuram (Ram) Selvaraju, Ph.D., Chairman of the Board of Directors of Relief. “With our U.S commercial organization in place to execute the U.S. launch of PKU GOLIKE®, and as the company matures, we will continue to leverage Paulo’s expertise in business development, licensing, operational strategic management, clinical research, and pharmaceutical discovery and development.”

Mr. Galfetti added, “I eagerly anticipate taking a more active role at Relief and expanding my responsibilities globally. It is truly a pleasure to be part of such a collaborative group of dedicated professionals. In particular I look forward to contributing to the execution of the company’s overall growth strategy including the successful U.S. launch of PKU GOLIKE®, powered by our proprietary, Physiomimic™ Technology, and if approved, to the worldwide development and commercialization of ACER-001 for Urea Cycle Disorders.”

Since the acquisition of APR by Relief in June 2021, Mr. Galfetti has served as President of Relief Europe. He joined APR in 1995 as head of licensing and business development and was appointed its Chief Executive Officer in 2002. Under his leadership, APR brought its flagship PKU GOLIKE® family of products onto the market and developed a rich pipeline of product candidates. Earlier in his career, Mr. Galfetti was a founding partner, Chief Executive Officer, and board member of the Institute for Pharmacokinetic and Analytical Studies AG (IPAS), a Swiss contract research organization, Chief Executive Officer, and board member of Farma Resa s.r.l., an Italian contract research organization, and a member of several Pharma licensing groups. He is a Chartered Financial Analyst and holds a bachelor’s degree in economics from the Commercial University Bocconi, Milan, Italy.

ABOUT RELIEF

Relief is a Swiss, commercial-stage, biopharmaceutical company focused on identification, development and commercialization of novel, patent protected products intended for the treatment of rare and ultra-rare diseases including metabolic disorders, pulmonary diseases, and connective tissue disorders. Relief’s diversified pipeline consists of assets that have the potential to effectively address significant unmet medical needs, including PKU GOLIKE®, engineered with the proprietary Physiomimic technology, which is the first prolonged-release amino acid product commercialized for the dietary management of phenylketonuria (“PKU”). Relief has a Collaboration and License Agreement with Acer Therapeutics for the worldwide development and commercialization of ACER-001 (sodium phenylbutyrate) for the treatment of various inborn errors of metabolism, including Urea Cycle Disorders (“UCDs”) and Maple Syrup Urine Disease (“MSUD”). Relief also continues to develop aviptadil for several rare pulmonary indications. Further, Relief is in clinical development for APR-TD011, a differentiated acid oxidizing solution of hypochlorous acid intended for the treatment of epidermolysis bullosa (“EB”), a group of rare, genetic, life-threatening connective tissue disorders; APR-TD011 has been granted Orphan Drug Designation by the FDA. Finally, Relief is commercializing several legacy products via licensing and distribution partners.

RELIEF THERAPEUTICS Holding SA is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY.

For more information, visit www.relieftherapeutics.com. Follow Relief on LinkedIn.

CONTACT: RELIEF THERAPEUTICS Holding SA Jack Weinstein Chief Financial Officer and Treasurer contact@relieftherapeutics.com	FOR MEDIA/INVESTOR INQUIRIES: LifeSci Advisors Irina Koffler +1-917-734-7387 ikoffler@lifesciadvisors.com

Disclaimer:

This communication expressly or implicitly contains certain forward-looking statements concerning RELIEF THERAPEUTICS Holding SA. Such statements involve certain known and unknown risks, uncertainties and other factors, including those risks discussed in RELIEF THERAPEUTICS Holding SA's filings with the SIX, which could cause the actual results, financial condition, performance or achievements of RELIEF THERAPEUTICS Holding SA to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. RELIEF THERAPEUTICS Holding SA is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.